

May 9, 2014

Via E-mail

Robert A. Bruggeworth
Chief Executive Officer
Rocky Holding, Inc.
c/o RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, NC 27409-9421

  Re: **Rocky Holding, Inc.**
    Registration Statement on Form S-4
    Filed April 14, 2014
    File No. 333-195236

Dear Mr. Bruggeworth:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Letters to the Stockholders of RF Micro Devices, Inc. and TriQuint Semiconductor, Inc.

1. We note your disclosure that you "anticipate" that TriQuint and RFMD stockholders will hold "approximately" 50% of the shares of the holding company immediately following the mergers. Please explain the circumstances under which this expectation would change. Please also tell us the maximum percentage of shares that each set of shareholders could receive immediately following the mergers. Please also tell us whether potential future grants under the TriQuint 2013 Incentive Plan are reflected in the 50% calculation.

What is the proposed transaction on which I am being asked to vote?, page 1

2. We refer to your disclosures on pages 181 to 196 concerning material differences between the rights of Rocky Holding stockholders as compared to the rights presently held by RFMD and TriQuint stockholders. Please present as separate proposals the

adoption of the Agreement and Plan of Merger and Reorganization and each provision of the Rocky Holding, Inc. governing instruments that will differ materially from the provisions in the charter and bylaws of both RFMD and TriQuint. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission's website.

Obtaining required regulatory approvals…, page 32

3.   Revise, where appropriate, to expand your discussion of the regulatory approval process in China, including anticipated hurdles, if any, and the estimated timeline for approval.

The merger agreement limits…, page 33

4.   Please revise to describe briefly the circumstances under which each termination fee would be triggered.

The market price for shares of Rocky Holding…, page 37

5.   Please expand this risk factor, and revise others as appropriate, to more fully discuss significant existing or additional factors which may affect Rocky Holding differently than its constituent companies.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 45

Note 5. Reclassification adjustments, page 50

6.   We note that you have included certain reclassification adjustments to the TriQuint historical balance sheet and statements of operations citing conformity with the RFMD financial statements. Please tell us and revise to disclose additional details about the nature of these reclassifications. Also, provide us with any references made to specific U. S. GAAP you considered when determining how to account for and present these reclassification adjustments on the pro forma financial statements. For example, specifically address why you presented certain amounts to general and administrative, marketing and selling, and other operating expense (income).

Background of the Mergers, page 68

7.   We note repeated references to "points of disagreements," "current impediments," "key issues" and similarly vague statements relating to the status of negotiations. Accordingly, please revise to identify all material issues that prevented the applicable parties from reaching agreement at that point in time. To the extent the parties disagreed on significant issues, please revise to present each party's respective position concerning the applicable matter.

8. Please tell us the nature of the indemnification agreement between Goldman Sachs and TriQuint which you reference on page 69 and explain why this agreement is important to understanding the background to the mergers.

9. Please revise to explain the reasons why the TriQuint board determined on June 11, 2013 "not to pursue a sale at that time."

10. We note the discussion in the third full paragraph on page 71 concerning the parties understanding with respect to structuring the transaction to permit a future spin-off. Please revise to explain why this understanding was important to one or both of the parties. With a view to disclosure, please tell us whether and, if so, how the current transaction is structured to permit a potential spin-off.

11. Please revise to explain Starboard Value LP's relationship to the parties and the contents of the referenced letter.

12. We refer to your disclosure in the final paragraph on page 71 indicating that Goldman Sachs provided a comparison of a potential transaction with RFMD and TriQuint's stand-alone value. Without limitation we also note disclosures on pages 72, 73, 75, 77, 78 concerning similar reports, opinions or appraisals by outside financial advisors to TriQuint and RFMD. Please provide all disclosure required by Item 4(b) of Form S-4 for these presentations, including the summaries required by Item 1015(b)(6) of Regulation M-A.

13. Please revise to expand your disclosure in the second sentence of the final paragraph on page 71 concerning the "potential interest of other parties" so that it is clear whether other parties had expressed interest in an acquisition transaction with TriQuint and if so, how many parties.

14. Please revise the final sentence on page 71 to identify the "potential alternatives for enhancing stockholder value" that the TriQuint board considered. As applicable, please discuss why these alternatives were not pursued.

15. We note repeated references on page 72 to the "results" of the parties' November 11 meeting. Please revise to explain these "results". Please also revise to explain the material terms reflected in the November 17, 2013 "proposed term sheet" and the November 27, 2013 draft definitive agreement that RFMD presented to TriQuint.

16. Please revise your disclosure in the sixth full paragraph of page 73 to identify the "areas" of Company's B proposal that generated the request for "more specific information."

17. We refer to the first paragraph on page 74. Please revise to disclose the material terms of the draft definitive agreement that TriQuint provided to Company B.

18.   We refer to the second paragraph on page 75. Please revise to explain "the potential issues that could interfere with completion of the transaction." Also, revise the penultimate paragraph on page 75 to identify and explain why "near-term financial results" raised "concerns regarding the potential market reaction to the transaction."

19.   We refer to the final paragraph on page 76. Please revise to identify the portion of the business addressed in the January 28 unsolicited offer. Please also indicate whether the offer included a price for acquiring this portion of the business.

20.   We refer to the fourth paragraph on page 77. Please explain when TriQuint's board determined to re-engage in the transaction process and the reasons for that decision.

21.   Please revise the seventh paragraph on page 77 to discuss each of the "several additional inquiries."

22.   We refer to the second paragraph on page 78. To the extent that Company B's financial advisor provided a reason for its withdrawal, please disclose.

23.   Please identify the "open issues" referenced in the third and fifth paragraphs on page 78 and in the first full paragraph on page 79.

Summary of Financial Projections…, page 84

24.   Please revise to disclose the adjustments made by TriQuint to the projections provided by RFMD. Similarly, please revise to disclose the adjustments made by RFMD to the projections provided by TriQuint. For example, we note that it appears that RFMD utilized a lower projected revenue growth rate for TriQuint during fiscal years 2016-2018.

Opinion of Financial Advisor to TriQuint, page 86

25.   Please provide us with copies of the materials prepared by Goldman Sachs in connection with its fairness opinion, including, among other things, any "board books," drafts of fairness opinions, and any summaries of presentations to TriQuint's board. Please also provide copies of similar materials prepared by BofA Merrill Lynch in connection with its fairness opinion to RFMD's board.

26.   Please revise to discuss the meaning and significance of each of the six analyses performed by Goldman Sachs. Clarify how each analysis supports or does not support a conclusion that the exchange ratio is fair to TriQuint's stockholders.

27.   Please revise to explain why four of the disclosed analyses are identified as "illustrative." To the extent that Goldman Sachs did not rely on these illustrative analyses to support its fairness opinion, please explain why in the context of the proposed transaction Goldman believed that these analyses were not appropriate to support the opinion.

Tax Consequences of the Mergers Generally, page 125

28.   Please revise to provide unequivocal disclosure concerning the tax consequences of the merger transactions, rather than stating what the consequences "generally" may be.

Tax Consequences to TriQuint Stockholders and RFMD Shareholders, page 126

29.   The disclosure appears to indicate that the opinions of Perkins Coie and Weil Gotshal address whether the transaction will constitute a reorganization under the Internal Revenue Code; however, it is unclear whether these opinions also address the tax consequences that are identified in the two bullet points. Please revise the disclosure here and on page 7 so that the applicable opinions cover these material consequences. Also, it is unclear whether each law firm is providing its opinion to one or both sets of stockholders. Please revise to clarify.

TriQuint Proposal No. 4…, page 197

30.   Please revise to explain why following the merger the assumed shares would be available to participants who provided services to TriQuint but not to participants who provided services to RFMD.

Exhibits 23.1 and 23.2

31.   To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment as required by Item 601(b)(23)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Roy Tucker, Esq. – Perkins Coie LLP